Exhibit 99.1

ASML selects PwC as preferred audit firm to become its external auditor starting in 2025

VELDHOVEN, the Netherlands, April 29, 2022 – ASML Holding NV today announces that its Supervisory Board has decided to nominate PricewaterhouseCoopers Accountants NV (PwC) as its external auditor for the reporting year 2025.

Following the announcement on April 1, 2022 regarding the withdrawal from the 2022 AGM agenda of the proposal to appoint ASML’s external auditor for the reporting year 2025, the Supervisory Board and Audit Committee re-initiated the selection process for the external auditor. This selection process has been finalized and PwC has been identified as the preferred audit firm to become ASML’s external auditor for the reporting year 2025. This selection took place on the basis of the assessments already performed and included further discussions with PwC, including in relation to their independence. The formal appointment of PwC will be submitted for voting at ASML’s next general meeting.

For the reporting years 2023 and 2024, KPMG has been nominated for appointment as ASML’s external auditor.

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About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 33,100 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.